Blank Rome, LLP

1271 Avenue of the Americas

New York, NY 10020

(212) 885-5147 (Phone)

(917) 332-3028 (Facsimile)

www.blankrome.com

July 30, 2020

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Two Roads Shared Trust

     (1933 Act Registration No. 333-182417)

     (1940 Act Registration No. 811-22718)

Ladies and Gentlemen:

On behalf of Two Roads Shared Trust (the “Trust”) transmitted herewith for filing under the Securities Act of 1933, as amended (the “Securities Act”), is Post-Effective Amendment No. 239, and for filing under the Investment Company Act of 1940, as amended, is Amendment No. 242 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).

This Amendment is being made to register two new series of the Trust, the LeaderShares® Activist Leaders® ETF and the LeaderShares® AlphaFactor® Tactical Focused ETF (each a “Fund” and collectively the “Funds”). The Funds were previously included in the Trust’s Post-Effective Amendment No. 221 (“PEA 221”) filed on December 30, 2019 and subsequent amendments to such filing delaying effectiveness with respect to the Funds. The Amendment is being filed pursuant to Rule 485(a) under the Securities Act with an effective date of October 13, 2020. This Amendment does not affect the currently effective prospectuses and statements of additional information for other series and classes of the Trust not included herein. No fee is required in connection with this Amendment.

Questions and comments concerning the enclosed materials may be directed to me at (212) 885-5147.

Sincerely,

/s/ Stacy H. Louizos

Stacy H. Louizos